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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.______ )*


                            BOARDWALK CASINO, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)



                        COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 096612 10 6
--------------------------------------------------------------------------------
                                (CUSIP Number)


  JEFFREY P. JACOBS, President of Jacobs Entertainment Ltd., the manager of Diversified Opportunities Group Ltd., 1231 Main Avenue, Cleveland, Ohio 44113
                                 (216/861-4080)
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 25, 1996
                      ------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /  /.    (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                SCHEDULE 13D

 CUSIP NO. 096612 10 6                                                                 PAGE 2 OF    PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     | DIVERSIFIED OPPORTUNITIES GROUP LTD.                                               34-1828344     |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                              ---- |
|     |                                                                                         (b) [ X ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     |      00                                                                                           |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                              ---- |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | OHIO                                                                                              |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |    753,840                                                      |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |    0                                                            |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |    753,840                                                      |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |    0                                                            |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |   753,840                                                                                         |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     |   10.5%                                                                                           |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     | OO                                                                                                |
-----------------------------------------------------------------------------------------------------------
                                *SEE INSTRUCTIONS BEFORE FILLING OUT!
                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                     2 of 7

                  This Schedule 13D is being filed in connection with a transaction (the "Transaction") entered into by and among Diversified Opportunities Group Ltd., an Ohio limited liability company ("Diversified"), Boardwalk Casino, Inc., a Nevada corporation ("Boardwalk"), and Norbert W. Jansen, individually and as trustee under an agreement dated July 14, 1993 ("Jansen"). Pursuant to the terms of a Purchase Agreement dated as of September 24, 1996 (the "Purchase Agreement") among Diversified, Boardwalk and Jansen, the first phase of the Transaction was consummated on September 25, 1996.

                  In the first phase of the Transaction, Boardwalk sold to Diversified 571,429 shares of Boardwalk's shares of common stock, $.001 par value (the "Shares") and issued to Diversified a convertible subordinated note (the "Note") in the principal amount of $5,000,000. In the first phase, Jansen also sold to Diversified 182,411 Shares pursuant to the terms of an Option and Proxy Agreement (the "Option Agreement").

ITEM 1.           SECURITY AND ISSUER.

                  This Schedule 13D relates to the common stock, $.001 par value, of Boardwalk Casino, Inc., a Nevada corporation. The address of the principal executive office of Boardwalk is 3750 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Schedule 13D is being filed by Diversified Opportunities Group Ltd., an Ohio limited liability company. The principal business of Diversified is developing and acquiring investments in the gaming industry and managing, supervising, selling or otherwise disposing of such investments and engaging in activities incidental or ancillary thereto. The address of Diversified's principal business and office is 1231 Main Avenue, Cleveland, Ohio 44113.

                  There are two members of Diversified, (i) Gary L. Bryenton and Jeffrey P. Jacobs, as trustees under the Opportunities Trust Agreement dated February 1, 1996 (the "Trust") and (ii) Jacobs Entertainment Ltd., an Ohio limited liability company ("Entertainment"). Entertainment is the Manager of Diversified. Jeffrey P. Jacobs ("Jacobs") and Jacobs Entertainment Inc. (a corporation in which Jacobs owns 100% of the outstanding capital stock) are the members of Entertainment and Jacobs is the manager of Entertainment. Both the Trust and Entertainment were formed primarily to hold their interest in Diversified. The address of the Trust's principal business and office is c/o Baker & Hostetler, Gary L. Bryenton, 3200 National City Center, Cleveland, Ohio 44114, and the address of Entertainment's principal business and office is 1231 Main Avenue, Cleveland, Ohio 44113.

                  During the last five years, none of Diversified, the Trust, Entertainment or Jacobs has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The acquisition of common stock was financed as follows:

                  Diversified financed 50% of the total purchase price of the common stock ($2,638,440) with the proceeds of a loan from Richard E. Jacobs, father of Jacobs and grantor and a potential beneficiary of the Trust, an entity which is described above. The loan was made as an advance pursuant to the terms of the Credit Agreement and Revolving Note dated as of July 31, 1996, attached as Exhibits A and B, respectively.

                  Diversified financed the remaining 50% of the total purchase price of the common stock ($2,638,440) with the proceeds of a capital contribution from the Trust, a member of Diversified.

                  The acquisition of the $5,000,000 convertible note was financed with the proceeds of a loan from Richard E. Jacobs, father of Jacobs and grantor and a potential beneficiary of the Trust, an entity which is described above. The loan was made as an advance pursuant to the terms of the Credit Agreement and Revolving Note dated as of July 31, 1996, attached as Exhibits A and B, respectively. Diversified's obligations to Richard E. Jacobs are being guaranteed by Jacobs pursuant to a Guaranty dated as of July 31, 1996, attached as Exhibit C.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The purpose of the Transaction was to acquire a substantial investment in Boardwalk on the terms and subject to the conditions referred to below. As of September 24, 1996, Boardwalk, Diversified and Jansen executed the Purchase Agreement and the Option Agreement and Boardwalk issued the Note to Diversified. On the same date, Boardwalk and Diversified also executed a Registration Agreement (the "Registration Agreement"). Copies of the Purchase Agreement, the Note, the Option Agreement and the Registration Agreement are attached hereto as Exhibits D, E, F and G, respectively, and incorporated by reference herein in their entirety.

                  The following is a summary of certain terms of the Purchase Agreement, the Note, the Option Agreement and the Registration Agreement (collectively, "the Transaction Documents"). This summary of the Transaction Documents is qualified in its entirety by reference to the Transaction Documents, copies of which are attached hereto.

                  The first phase of the Transaction closed on September 25, 1996. At such time, Boardwalk sold to Diversified 571,429 Shares. Pursuant to the Option Agreement, Jansen sold to Diversified 182,411 Shares. In addition, Boardwalk issued the Note to Diversified.

                  Diversified has the right, at its option, to convert the Note into Shares at any time following its receipt of all necessary licensing approvals from the Nevada State Gaming Control Board (the "Gaming Board"), the Nevada Gaming Commission (the "Commission") and local licensing authorities. The
Note is convertible into a number of Shares determined by dividing the then unpaid principal balance of the Note by $7.50.

                  Diversified has submitted a ruling letter to the Gaming Board seeking a ruling that the second phase of the Transaction will not result in a change in control of Boardwalk pursuant to the regulations of the Gaming Board and the Commission. Subject to the receipt of a favorable ruling letter from the Gaming Board, phase two of the Transaction will be consummated. In phase two, Diversified will purchase up to an additional 317,589 Shares from Jansen pursuant to the Option Agreement, and Boardwalk's Board of Directors (the "Board") will be expanded to six directors, with Jacobs being appointed as the sixth director. In the event that the Gaming Board places any restrictions on the consummation of phase two, phase two of the Transaction will be limited by such restrictions.

                  The final phase of the Transaction provides Diversified the option to acquire an additional 1,000,000 Shares from Jansen pursuant to the Option Agreement. The exercise of this option is subject to Diversified obtaining all necessary licensing approvals from the Gaming Board, the Commission and the Nevada local licensing authorities. At such time as Diversified acquires a total of 1,000,000 Shares from Jansen pursuant to the Option Agreement, Boardwalk's Board will be expanded to seven directors with the additional director being designated by Diversified.

                  The Option Agreement further provides for first refusal and first offer rights for Diversified on Shares to be sold by Jansen, his estate and family. The Option Agreement requires that Jansen vote all of his Shares and any other securities of Boardwalk over which he has control and that he take all necessary or desirable actions within his control so that: (i) the Board is established at six directors; (ii) Jacobs is elected to the Board as one of the six directors; and (iii) once Diversified acquires 1,000,000 or more Shares from Jansen pursuant to the Option Agreement, the Board is expanded to seven directors with the additional director to be designated by Diversified. Diversified is also granted an irrevocable proxy to vote Jansen's Shares if Jansen fails to comply with the terms of the Option Agreement relating to the Board, or any restrictive covenants imposed on Boardwalk pursuant to the Note.

                  The Registration Agreement gives Diversified certain rights with respect to registering for sale under the Securities Act of 1933, as amended (the "Act"), and applicable state laws the Shares that it may acquire pursuant to the Transaction. The Registration Agreement gives Diversified the right, through September 24, 2001, to demand that

Boardwalk effect up to three registrations (two of which are paid by Boardwalk and one of which is paid by Diversified) of such Shares subject to the conditions set forth in the Registration Agreement. In addition, Diversified has the right to have such Shares included in certain registrations under the Act that Boardwalk may effect other than pursuant to such demand, subject to the conditions set forth in the Registration Agreement.

                  Other than as provided in the Transaction Documents which are summarized above, none of Diversified, the Trust, Entertainment or Jacobs has any plans or proposals for actions with respect to Boardwalk that would require disclosure under this Item 4.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Prior to the sale of the 571,429 Shares to Diversified, Boardwalk indicated to Diversified that the number of Shares outstanding as of September 25, 1996 was 6,608,000. As of September 25, 1996, Diversified had beneficial ownership of 753,840 Shares. Therefore, Diversified has acquired 10.5% of the outstanding common stock of Boardwalk.

                  (b) Diversified has the sole power to vote and dispose of all 753,840 Shares. Because Jacobs is the sole Manager of Entertainment, the Manager of Diversified, Jacobs may be deemed to have sole power to vote or to direct the voting of the Shares and have shared power with the Trust to dispose or to direct the disposition of the Shares.

                  (c)      Not Applicable.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The descriptions of the Transaction Documents set forth in
Item 4 above and the text of the Transaction Documents attached as Exhibits hereto are incorporated herein by reference in their entirety. None of Diversified, the Trust, Entertainment or Jacobs is a party to any other contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of Boardwalk that would have to be described pursuant to this Item 6.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  A. Credit Agreement dated as of July 31, 1996 by and between Diversified and Richard E. Jacobs.

               B. Revolving Note dated as of July 31, 1996 executed by Diversified in favor of Richard E. Jacobs.

               C. Guaranty dated as of July 31, 1996 executed by Jacobs in favor of Richard E. Jacobs.

               D. Purchase Agreement dated as of September 24, 1996, by and among Diversified, Boardwalk and Jansen.

               E. Convertible Subordinated Note dated September 24, 1996, executed by Boardwalk in favor of Diversified.

               F. Option and Proxy Agreement dated as of September 24, 1996, by and among Diversified, Boardwalk and Jansen.

               G. Registration Agreement dated as of September 24, 1996, by and between Boardwalk and Diversified.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 October 3, 1996
                                 ------------------------------------------
                                 (Date)

                                 /s/ Diversified Opportunities Group LTD.
                                 ------------------------------------------
                                 (Signature)

                                 By: Jacobs Entertainment Ltd., its manager

                                 /s/ Jeffrey P. Jacobs, President
                                 ------------------------------------------
                                 (Name and Title)

                                  EXHIBIT INDEX

Exhibit    Description                                                Page No.
-------    -----------                                                --------

  A Credit Agreement dated as of July 31, 1996 by and between Diversified and Richard E. Jacobs.

  B Revolving Note dated as of July 31, 1996 executed by Diversified in favor of Richard E.
           Jacobs.

  C Guaranty dated as of July 31, 1996 executed by Jacobs in favor of Richard E. Jacobs.

  D Purchase Agreement dated as of September 24, 1996, by and among Diversified, Boardwalk and Jansen.

  E        Convertible Subordinated Note dated September 24,
           1996, executed by Boardwalk in favor of Diversified.

  F        Option and Proxy Agreement dated as of September 24,
           1996, by and among Diversified, Boardwalk and Jansen.

  G        Registration Agreement dated as of September 24,
           1996, by and between Boardwalk and Diversified.